January 31, 2008

PORTIONS OF THIS LETTER HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83.  THE OMISSIONS HAVE BEEN
INDICATED BY ASTERISKS (“[*****]”) AND THE OMITTED TEXT HAS BEEN FILED
SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United StatesSecurities and Exchange Commission
Washington, DC 20549-7010

Re:	Your letter dated 12/28/07 regarding Ball Corporation’s:
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 22, 2007
Form 10-Q for the Quarterly Period Ended July 1, 2007
Filed August 1, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2007
Filed November 7, 2007
File No. 001-7349

Dear Mr. Hartz:

Ball Corporation (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 28, 2007 relating to the above-referenced filings.  The company understands that the purpose of the review process is to assist the Company in complying with the applicable disclosure requirements and to enhance the overall disclosures in the filings the Company makes with the Commission and, therefore, the Company welcomes the Staff’s input.  For the convenience of the Staff, each of the Staff’s comments has been reproduced below in italics immediately prior to the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 3.  Acquisitions, Alcan Packaging, page 51

Comment #1 – We note your reference to third party experts and an independent valuation firm to assess the value of assets acquired in your acquisitions. While you are not required to make reference to these outside consulting services, when you do, you must also disclose the name of the outside consulting service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside consulting service. Refer to Section 436(b) of Regulation C.

Confidential Treatment Requested by Ball Corporation for
Certain Information Contained Herein (Document No. [BC-0002])

Ball Corporation
January 31, 2008

We now understand the requirement to disclose the name of outside consulting services if reference is made to them. We will do so in all future filings where the use of such third party services is discussed. We also understand that any direct disclosure, or disclosure incorporated by reference, in any 1933 Securities Act filing will also require the inclusion of the consent of the outside consulting service.

Note 4.  Business Consolidation Activities, page 52

Comment #2 – With regard to your 2006 business consolidation activities, please revise future filings to include all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P4. Specifically, discuss the likely effects of management’s plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. Your disclosure should also identify the periods in which material cash outlays are anticipated, future restructuring or impairment charges, the expected source of their funding and expected completion date.

We will take your comments into account while preparing our disclosures regarding business consolidation activities in all future filings.

Form 10-Q for the Quarterly Period Ended July 1, 2007

Comment #3 – We note the disclosures in the last paragraph on Page 4. Please revise your Consolidated Statement of Shareholders’ Equity and Comprehensive Earnings in future filings to show the effect of the adoption of SFAS 158 as an adjustment of the ending balance of accumulated other comprehensive income in 2006 as required by paragraph 16 of SFAS 158. Also revise page 73 of your 10-K in future filings, as appropriate.

Beginning with our Form 10-K for the fiscal year ended December 31, 2007, we will revise future filings to show the appropriate effects of adopting FAS 158 in all applicable parts of our filings.

Form 10-Q for the Quarterly Period ended September 30, 2007

Note 5.  Legal Settlement, Property Insurance Gain and Business Consolidation Activities, page 9

Comment #4– Tell us why you classified the legal settlement of $85.6 million as a reduction of net sales rather than as an operating expense. Refer to Rule 5-03 of Regulation S-X.

In determining the appropriate classification for the legal settlement with Miller Brewing Company (Miller), we consulted the guidance in EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of a Vendor’s Products).” Paragraph 9 of EITF 01-9 states, “The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.” The first of the two conditions listed below paragraph 9 was not met so the presumption was not overcome. We also determined that the settlement with Miller met more of the characteristics of a settlement liability model than the sales incentive model. This was based on the fact that the settlement was negotiated with a single customer who has a pre-

Confidential Treatment Requested by Ball Corporation for
Certain Information Contained Herein (Document No. [BC-0002])

Ball Corporation
January 31, 2008

existing contract with Ball to purchase future product through 2015. As Ball is the sole supplier of the customer’s metal container requirements, the customer could not easily switch purchases to another vendor without a breach of the supply agreement with Ball, without a significant interruption to its business or without incurring significant costs. As discussed in further detail below, the settlement contained a future price concession as well as a lump sum settlement payment. The customer’s claim was comprised of various allegations that it had not been invoiced the correct price under the provisions of the supply agreement.

Although we believe we complied with the terms of the supply agreement, Ball decided to settle to avoid further costs and uncertainty. After consideration of EITF 01-9 and the nature of the customer complaint, we determined that characterizing the settlement as a reduction of revenue is the appropriate classification.

Comment #5– We note the $85.6 million settlement with Miller Brewing Company. We further note that this amount is 156% and 26% of earnings before taxes for the three months ended and nine months ended September 30, 2007, respectively. Please provide us with a detailed description of the underlying issues, including the origin and issues in dispute. Provide us with a timeline explaining to us the events and considerations you made to settle this matter.

On May 10, 2007, Miller Brewing Company (Miller) asserted that Ball had breached its long-term aluminum can supply agreement with Miller.  Miller asserted that Ball, among other things, had breached contract provisions relating to the pricing of the aluminum components of container costs. Ball denied Miller’s assertions and requested an opportunity to respond.

On June 1, 2007, Ball presented a detailed and specific rebuttal of all of Miller’s assertions. During the meeting, Ball agreed to provide further information which it did at a further meeting on June 8.  At the end of the June 8 meeting, most of the contractual differences remained unresolved and no financial settlement, or any partial settlement, occurred. The parties met again in Milwaukee on June 26, 2007 to continue good faith negotiations, but once again the parties were unable to reach a resolution of the dispute. As the parties remained far apart, both Miller and Ball agreed to proceed to mediation under the terms of the supply agreement in an effort to resolve their differences. A mediator was appointed and the dispute was scheduled for mediation on October 3 and 4, 2007.

On August 1, 2007, Ball filed its Form 10-Q for the period ended July 1, 2007. In note 16 to the Unaudited Condensed Consolidated Financial Statements, Ball disclosed the claim asserted by Miller and that the parties were engaged in non-binding mediation under the supply agreement. Based upon Ball’s response to Miller’s assertions, including advice from counsel, Ball determined that it was not probable at that point in time that a loss had been incurred, and therefore, no accrual was made. While Ball determined under FAS 5, Accounting for Contingencies, par. 8, that it was not probable a loss had been incurred, it concluded that it was reasonably possible that a loss had been incurred as the dispute entered the mediation process, or the arbitration process should the parties fail to reach agreement during mediation.

Based upon the facts known at the time, Ball determined that disclosure of the matter was appropriate under par. 10 of FAS 5. Due to the broad nature of Miller’s claim and lack of adequate supporting detail for the claimed damages, Ball determined that the amount of any potential loss could not be reasonably estimated, nor could any range of potential loss be estimated, whether for purposes of any accrual or disclosure. The disclosure of a specific amount was not possible based upon the facts at the time. The disclosure of the dispute with our largest brewery customer in the Form 10-Q was termed “sizable” which we determined adequately

Confidential Treatment Requested by Ball Corporation for
Certain Information Contained Herein (Document No. [BC-0002])

Ball Corporation
January 31, 2008

described the situation at the time. In Part II, Other Information, Item 1. Legal Proceedings, Ball made the same disclosure as in note 16 and disclosed that it did not believe the matter would have a material adverse effect upon the liquidity, results of operations or financial condition of the company, based on the information available at that time.  The Form 10-Q disclosure of this matter and our judgments concerning FAS 5 were discussed with Ball’s Audit Committee prior to filing.

From August 8, 2007, when Ball received Miller’s claim for purposes of the mediation, through September 26, 2007, both parties exchanged documents required to be prepared for the mediation. The content of these documents did not significantly vary from the prior positions of the respective parties.

During the course of the mediation, the mediator convinced Ball of a heightened risk of exposure related to Miller’s claims. In consideration of awareness of this exposure and the impact of the ongoing long-term contractual arrangement with Miller (and after authorization by senior management), Ball made a settlement offer of a one time payment of $70 million and a modest price reduction for the remaining term of the supply agreement. The present value of the price reduction over the remaining term of the contract was $15.6 million. Ball accrued the full settlement and made appropriate disclosures in its Form 8-K filed on October 10, 2007, as well as in its Form 10-Q filed for the period ended September 30, 2007.

*    *    *    *

Consolidated Sales and Earnings, page 22

Comment #6– In future filings, please expand your discussion of results of operations to quantify the material fluctuations within your segments. For example, we note the following:

•
In your discussion of sales fluctuations for Metal Beverage Packaging, Europe/Asia, you disclose that segment sales were higher than in the prior period due largely to strong demand, market growth, higher sales volumes, higher pricing and the strength of the euro. You further disclose that offsetting these favorable trends was colder and wetter than normal summer weather in many parts of Europe.

•
In your discussion of Plastic Packaging, Americas, you disclose segment sales were down 3% compared to the third quarter of 2006, and 11% higher than the first nine months of 2006. Your disclosure states the segment sales increase in the first nine months of 2007 was related to the March 2006 Alcan acquisition and the inclusion of the acquired U.S.Can plastic pail business, as well as higher PET sales volumes and prices compared to 2006. You further disclose the segment sales decrease in the third quarter of 2007 was attributable to lower bottle volumes, ’partially offset by higher prices on existing business lines due to the pass through of resin cost increases.

These are illustrative examples and are not comprehensive. Please refer to SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition  and Results of Operations and revise your discussion throughout to provide greater depth of analysis, and wherever possible, quantify the impact of individual factors.

Confidential Treatment Requested by Ball Corporation for
Certain Information Contained Herein (Document No. [BC-0002])

Ball Corporation
January 31, 2008

We recognize the request and need for more depth in the analysis of our segments including the quantification of material fluctuations. While, for example, quantification of specific elements related to fluctuations in segment sales can be difficult, we will, where possible and material, provide more quantification in our segment disclosures in future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2007.

As requested in your letter, the company hereby acknowledges our understanding that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and believe we have adequately addressed them in our responses.

Sincerely,

/s/ Raymond J. Seabrook
Raymond J. Seabrook
Executive Vice President and Chief Financial Officer

Confidential Treatment Requested by Ball Corporation for
Certain Information Contained Herein (Document No. [BC-0002])